GHOST KITS INC

Produce WiFi devices that mount onto your compact camera to provide internet connectivity



Ghost Kits
NABSHOW PRODUCT of the YEAR 2025 NOMINEE
CineD BEST OF SHOW
AWARD NOMINEE
Redefining Camera Connectivity
Enabling Camera to Cloud workflows
with any camera, anywhere.
Ghost Kits

ghostkits.com Los Angeles, CA

Highlights

1. NAB Product of the Year 2025 Nominee
2. CineD Best of Show Nominee
3. Through our Rentals with Fujifilm, we have made our first Revenue
4. Showcased Product at NAB, BiLD Expo, CineGear, and Open Sauce this Summer.

Featured Investors

Jackie Merry in Follow — Invested $17,100

Production Executive, Head of Production at Fujifilm North America.

"Ghost Kits is a revolutionary product and I can't wait until they release because I need the product now for my productions."

Jackie Merry Syndicate Lead Follow — Invested $17,100

"Ghost Kits is a revolutionary product, and I can't wait for its release because I need it now for my productions. Even in the beta phase, it solved countless connectivity issues across my productions and events. It streamlined my workflows, reduced stress, and made complex setups feel seamless, reliable, and completely headache free. It saves time on site, boosts confidence for clients, and delivers stable performance when it matters most. I believe in this product 100%"

Team



Casper Hanney Founder & CEO

Owner of a Post-Production Facility with 10+ years of Production & Post-Production Experience



Lee Hanney Head of Programming

15+ years of Web Development and Web Design Experience



Jason Koczanowicz Head of Marketing

15+ years of Post-Production Experience, with over 10 years of Marketing Experience



Lucianne Kempton Board Member & Advisor

Executive, and Operational Leader with a Track Record Spanning Manufacturing, Startups, and Scaling Technologies



Julie O'Grady Board Observer & Advisor

25+ years of Experience Building Award-Winning Customer-Focused Strategies for Startups

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Ghost Kits Pitch


Ghost
Kits
Investor Presentation 2025


Our Team at Ghost Kits
Casper Hanney
Founder & CEO
Owner of a Post-Production Facility with 10+ years of Production & Post-Production Experience
Cyrus Eason
Head Engineer
Background in Material Science and Computer engineering; Prior Industry Experience developing EMR Software
Lee Hanney
Web Development
15+ years of Web Development and Web Design Experience
Jason Koczanowicz
Marketing
15+ years of Post-Production Experience, with over 10 years of Marketing Experience
Luci Kempton
Board & Advisor
Executive, and Operational Leader with a Track Record Spanning Manufacturing, Startups, and Scaling Technologies
Julie O'Grady
Board & Advisor
25+ years of Experience Building Award-Winning Customer-Focused Strategies for Startups


Connectivity
>600 carrier networks for speeds up to 60 Mbps
Portable
Weighs ~1 lb so no added bulk
Zero Changes
Seamless integration with your equipment
Control
Wireless control from your phone, tablet, or desktop
Ghost
User Portal
Ghost
Overview

Redefining Camera Connectivity


Ghost
Kits

We Provide Stable Connectivity to Cameras

With the rise of Camera to Cloud technology, cameras need reliable, high-bandwidth internet to transmit data to post-production, without interruption.


CAMERA
TO
CLOUD
PRODUCTION
EDITOR
POST-PRODUCTION

Creating a Stable Connection Anywhere

Leveraging Multi-IMSI technology, Ghost Kits intelligently connects and switches you to the best network out of 600 carriers and bonds with local Wi-Fi to provide users with the stable connection they need during production.


CAMERA
TO
CLOUD
Ghost
Kits
FUJIFILM
Canon
SONY
Nikon
Panasonic
ATOMOS
Frame.io

From Prototype to Alpha - Ghost Kits' founder knows how painful these workflows are from working with Fujifilm and has created this product out of necessity.


Ghost
Ghost
Ghost
Ghost

Proof of Concept | Prototype | Alpha 2

Ghost Kits is Positioned to Win

Product Names	Ghost Kits - Specter	Sony PDT-FP1	Kiloview P3MINI	Teradek Mobile 5G
Plug-in-Play	✔	x	x	x
Smart Network Switching	✔	x	x	x
Price	$849.99	$1099.99	$1,199.00	$5,490.00
Weight	1.28lbs 6.2in x 3.5in x 2.3in	0.68lbs 6.7 in x 3.2 in x 1.1 in	1.3lbs 5.4in x 3.3in x 1.4in	1.9lbs 6.4in x 3.6in x 1.3in
Carrier's Enabled	Verizon, T-Mobile, AT&T, and +600	T-Mobile & AT&T	T-Mobile & AT&T	Verizon, T-Mobile, AT&T, and +600
Target Audience	48M Global Photo & Video Creators	2M Sony Videographers	11M European Photo & Video Creators	2,577 Cinema Productions

Product Validation

We put our Product to the Ultimate Test: **An NFL Game at SoFi Stadium**


Ghost
Microsoft Surface







We Consistently Hit 30mbps Upload Speed - 80% faster and more reliable than other solutions, even with thousands of attendees consuming bandwidth.



Ghost Kits
vs
Mr. Net




Ghost Kits
Mr. Net
Megabites per Second
35
30
25
20
15
10
5
0
Pre-Game
Game

Trade Shows - From Gondola Sports Summit to CineGear and the BiLD Expo, Ghost Kits is making its rounds to prove we are the C2C solution.


Ghost







Case Studies - In addition to Trade Shows, we are also completing Case Studies with Fujifilm, WWE, NHRA, and Content Creators / Live Streamers to demonstrate this workflow solution and secure pre-orders.





Go-to-Market

We launched this April at NAB in Las Vegas, earning **Product of the Year and Best of Show Award Nominations** from NAB and CineD.


Redefining Camera Connectivity
Ghost
Ghost
Ghost
Ghost Kits



NABSHOW Product of the Year 2025 Nominee

CineD Best of Show Award Nominee

With our **Strategic Partners**, Ghost Kits will be advertised, bundled and sold via select partner sites along with resellers like Amazon and B&H.

FUJIFILM · Frame.io · WEBBING · ATOMOS · flickr · Adobe · Panasonic · Canon · SmallRig

Business Model designed to capture **Multi-Million Opportunity** by 2029

Hardware Sales	Data Subscription Service
$849.99	$7 per GB
35% Margin	57% Margin
Upfront	Monthly

Assumptions / Statistics

US Professional Videographers & Photographers	200K
Global Live Streamers & Content Creators	147M
Units Sold in 2029	23K
Avg. Data Usage per User per Year	60GB


2029 HARDWARE REVENUE
$18 Million
2029 ANNUAL RECURRING REVENUE
$30 Million

Forward looking projections are not guaranteed.


Financing
Projected Growth
$427K
$2M
$48M
Total Revenue
Total Hardware Units Sold
Round Objectives
Initial Product Launch and Release
Moves us from Alpha to Initial Revenue
Seeking $200K Investment
Product Iteration
First Full-time Technology Hires
Build and Deploy First 50 Ghost Kits

Forward looking projections cannot be guaranteed. We will be raising $124k of the $200k through Wefunder.


Thank you!
Casper Hanney
Founder & CEO
(773) 367-2090
casper@ghostkits.com
www.ghostkits.com